

April 26, 2011

Via Facsimile and U.S. Mail

Amir F. Heshmatpour
President and Chief Executive Officer
AFH Acquisition IV, Inc.
9595 Wilshire Blvd.
Suite 700
Beverly Hills, CA 90212

> **Re:** **AFH Acquisition IV, Inc.**
> **Schedule 14F-1**
> **Filed April 21, 2011**
> **File No. 5-83938**

Dear Mr. Heshmatpur:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14F-1

General

1. We note that the issuer, a shell company, will merge with Emmaus, a private operating company, and that Emmaus will have voting and operating control of the combined company. Please file a Form 8-K that includes Items 2.01, 5.01, 5.06 and 9.01.

2. Please advise us as to why shareholder approval is not required in connection with the merger.

3. Please advise us as to why an amendment to the Schedule 13D was not filed by Mr. Heshmatpour, or file the amendment immediately. According to Amendment No. 1 to the Schedule 13D filed by Mr. Heshmatpour on August 8, 2008, his beneficial ownership was 100%; however, in the Schedule 14F-1, his ownership is 89.6%.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions